UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 10, 2019

We hereby inform as a Relevant Information Communication that today we have been notified that our subsidiary, GyM S.A. (“GyM”), has received a communication from Tecnicas Reunidas de Talara S.A.C. (“TR”) by which TR informs GyM of its decision to unilaterally terminate the Subcontract No° 02070-25410 for the execution of the works of the Electromechanical Package, Interconnections and Offsites of the Modernization of the Talara Refinery Project between TR and GyM on April 6, 2016 (the "Subcontract") alleging supposed contractual defaults by GyM.

However, the defaults claimed by TR have not occurred and, by contrast, TR has failed to fulfil its obligations under the Subcontract causing considerable damage to GyM. Consequently, TR has no rights to unilaterally terminate the Subcontract.

GyM is evaluating the legal actions it will take against TR for the facts described in this communication.

Finally, we must clarify that the termination of the Subcontract has no relationship with the three contracts signed between GyM and Cobra Peru S.A. on April 12, 20181, within the framework of the complementary works of the Modernization of the Talara Refinery.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: May 10, 2019

[1]The subscription of these contracts was communicated as a Relevant Information Communication on April 12, 2018(https://investorrelations.granaymontero.com.pe/sites/granaymontero.investorhq.businesswire.com/files/report/additional/HDI_GYM_-_Obras_Refineria_Talara_12.04.18_.pdf ).